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                                                                         ANNEX A

                           [TUCKER CLEARY LETTERHEAD]

September 1, 1999

Board of Directors
Effective Management Systems, Inc.
12000 West Park Place
Milwaukee, Wisconsin 53224

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Stockholders") of shares of common stock, par value $0.01 per share (the "Common Stock") of Effective Management Systems, Inc. (the "Company") of the consideration to be received by the Stockholders pursuant to the terms of the draft Agreement and Plan of Merger dated as of August 30, 1999 (the "Merger Agreement") by and among the Company, IFS Americas, Inc. ("Parent") and IFS Acquisition, Inc., a wholly-owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser will offer to purchase all of the issued and outstanding Common Stock in a cash tender offer (the "Tender Offer") and, following completion of the Tender Offer, Purchaser will be merged (the "Merger") with and into the Company and the Company will become a wholly-owned subsidiary of Parent. The Tender Offer and the Merger are collectively referred to herein as the "Acquisition".

     Under the Merger Agreement, Purchaser will offer to purchase all of the issued and outstanding shares of the Common Stock in the Tender Offer for $4.50 per share, net to the seller in cash (the "Offer Consideration"). Upon consummation of the Merger, any shares of the Common Stock not acquired in the Tender Offer will be converted into the right to receive the Offer Consideration.

     In arriving at our opinion, we have reviewed, among other things, the Merger Agreement and certain business and financial information relating to the Company, including certain financial projections, estimates and analyses provided to us by the Company. We have also reviewed and discussed with representatives of the Company's management the business and prospects of the Company, the history of the discussions between the Company and Industrial & Financial Systems, IFS AB, the parent corporation of Parent, which led to the negotiation of the Acquisition, the alternatives to the Acquisition which were considered by the Company and the Company's efforts to effectuate such alternatives. In arriving at our opinion, we have considered (a) the recent operating performance and financial condition and current cash position of the Company; (b) certain projections by the Company's management of its operating performance, financial position and weekly cash flow for the period July 1, 1999 to August 30, 1999; (c) a historical review of the Company's stock market price and trading history; (d) certain financial and stock market data relating to the Company in comparison to similar data for other publicly held companies considered by Tucker Anthony Cleary Gull to be generally comparable to the Company; (e) a comparison of the purchase price premium to be paid for the Common Stock based on the Offer Consideration to certain other similar transactions; (f) certain publicly available information concerning the nature and terms of certain transactions that Tucker Anthony Cleary Gull believed to be relevant to the Acquisition on a comparative basis; (g) an unleveraged, after-tax discounted cash flow analysis of the Company; and (h) such other information, financial studies and analyses and financial, economic and market data as we deemed relevant and appropriate.

     In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. We have not made an independent


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Effective Management Systems, Inc.
Fairness Opinion Letter
September 1, 1999
Page  2

evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial projections, estimates and analyses provided to us by the Company, we have assumed, with your permission, that all such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to future financial performance and was based upon the historical performance of the Company and estimates and assumptions which were reasonable at the time made and which remain reasonable for the date hereof. Finally, we have assumed that the executed Merger Agreement will be in the same form as the draft Merger Agreement reviewed by us, and that the Tender Offer and the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material term or condition, and that obtaining any necessary regulatory or third party approval for the Tender Offer and the Merger will not have an adverse effect on any of the parties. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

     We have not been requested to evaluate the reasonableness, adequacy, or feasibility of Parent's plans for financing the Acquisition and this opinion assumes that Parent has, or at closing will have, financing adequate to complete the Acquisition in accordance with the Merger Agreement. We note that the obligations of Parent to consummate the Acquisition pursuant to the Merger Agreement are subject to several conditions. We have not been asked to evaluate the likelihood that any such conditions will be satisfied and this opinion assumes that none of such conditions will adversely affect Parent's willingness or ability to consummate the Acquisition in accordance with the terms of the Merger Agreement.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be received by the Stockholders in the Tender Offer and the subsequent Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Stockholders.

     We are acting as financial advisor to the Board of Directors of the Company in this transaction pursuant to an engagement letter dated August 26, 1999. Under the engagement letter we will receive a fee for our services, payable when this opinion is delivered to the Company's Board of Directors, which is not contingent upon the contents of this opinion or the approval or consummation of the Acquisition. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. The Company has agreed to reimburse Tucker Anthony Cleary Gull for its reasonable and properly documented expenses incurred in connection with the performance of its services under the engagement letter.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors of the Company in connection with its consideration of the Acquisition. We are not making any recommendation regarding whether or not it is advisable for Stockholders to tender their shares of the Common Stock in the Tender Offer. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or consummate the Acquisition, or whether stockholders should vote in favor of the Merger.

Very Truly Yours,

TUCKER ANTHONY CLEARY GULL